Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

04 MAR -9 AM 7:21

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

3rd March 2004

04010404

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

We attach for your information a copy of a notification dated 3rd March 2004 in respect of DFIH which was lodged with the UK Listing Authority (the "UKLA") today.

In accordance with the requirements under the listing rules of the UKLA, we have notified the UKLA today on behalf of DFIH of the following Director's share transaction:-

Director	Nature of Transaction	Name of Company	Date of Transaction	No. of Shares	Price per share (US$)
Howard Leonard Mowlem	Grant of Options	DFIH	03/03/2004	+150,000 (options)	1.992

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

S:\Win\Option\DFIH\Grant\04-Annual.doc

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Issue of Equity
Released	09:13 3 Mar 2004
Number	0750W

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

ISSUE OF EQUITY

On 3rd March 2004, Dairy Farm International Holdings Limited has allotted a total of 300,000 new ordinary shares at a price of US$1.992 per share pursuant to the International Share Option Plan (1995) of the 1995 Senior Executive Share Incentive Scheme.

The shares will be registered in the name of the Scheme Trustee, The Verandah Trust Company Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

3rd March 2004

www.dairyfarmgroup.com

END